MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele: 608-274-0300
July 13, 2020
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:  Madison Funds (“Registrant”)
        Form N-14 Registration Statement, File No. 333-238863
To Whom It May Concern:

On behalf of the Registrant, on July 9, 2020, we filed Pre-Effective Amendment No. 1 (“Amendment”) to the Registrant’s Registration on Form N-14 relating to the proposed reorganization of the Madison Large Cap Value Fund with and into the Madison Dividend Income Fund, each of which is a series of the Registrant. The Amendment was filed to respond to staff comments on the initial filing of the Registration Statement.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant and MFD Distributor, LLC, the Registrant’s principal distributor, hereby request that the Amendment be accelerated and declared effective on July 13, 2020, or as soon thereafter as is reasonably practicable. In connection with the submission of this request for accelerated effectiveness, we hereby acknowledge that:
•Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

•The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Registrant from this full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

•The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Registrant’s counsel, Pamela M. Krill of Godfrey & Kahn, S.C., at 608-284-2226, with any questions regarding this request.
Sincerely,
            /s/ Steven J. Fredricks
Steven J. Fredricks
Chief Legal Officer and Chief Compliance Officer
AFFIRMED:
MFD Distributor, LLC
/s/ Holly S. Baggot
Holly S. Baggot
Vice President